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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinecta Financial and Insurance Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

973 S. Westlake Blvd., Suite 200
(No. and Street)

Westlake Village (City) CA (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Elia 310-643-3273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

15233 Ventura Blvd., 9th Floor (Address) Sherman Oaks (City) CA (State) 91403-2250 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EO

yw

OATH OR AFFIRMATION

I, Greg Elia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinecta Financial and Insurance Services, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director, Compliance & Operations, FINOP

Title

(Loose Jurat Form attached)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Ventura

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2018 by Gregory Baudenbach Eliz,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SHIVA GHAMGHAMYNESS
Notary Public - California
Ventura County
Commission # 2223723
My Comm. Expires Nov 30, 2021

Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Financial statement
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 18 Document Date 2/28/18

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- ☒ State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- ☒ Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- ☒ Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- ☒ Signature of the notary public must match the signature on file with the office of the county clerk.
- ☒ The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ☒ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ☒ Indicate title or type of attached document, number of pages and date.
- ☒ Securely attach this document to the signed document with a staple.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

Westlake Village, California

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Member and Board of Directors of
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC (the "Company") as of December 31, 2017, the related statements of income, membership capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Kinecta Financial and Insurance Services, LLC's financial statements. The information in Schedules I and II ("supplemental information") is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2009.
Sherman Oaks, California
February 28, 2018

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 15,038,904
Accounts receivable	408,756
Prepaid expenses and other assets	71,522
Total assets	$ 15,519,182
LIABILITIES AND MEMBERSHIP CAPITAL	
Liabilities	
Accounts payable and other liabilities	$ 515,881
Payables to related parties	177,314
Total liabilities	693,195
Commitments and contingencies (Note 5)	-
Membership capital	14,825,987
Total liabilities and membership capital	$ 15,519,182

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

Revenues	
Commission income	$ 9,967,692
Other income	12,922
Interest and dividend income	18,550
Total revenues	9,999,164
Expenses	
Salaries and related benefits	2,621,449
Commissions	2,536,820
Broker fees	615,163
Operations	1,423,648
Professional, marketing and other	214,589
Total expenses	7,411,669
Net income	$ 2,587,495

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF MEMBERSHIP CAPITAL
YEAR ENDED DECEMBER 31, 2017

Balance at January 1, 2017	$ 12,238,492
Net income	2,587,495
Balance at December 31, 2017	$ 14,825,987

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities	
Net income	$ 2,587,495
Adjustments to reconcile net income to cash provided by operating activities	
Increase in accounts receivable	(35,763)
Increase in prepaid expenses and other assets	(34,856)
Increase in accounts payable and other liabilities	62,909
Increase in payables to related parties	31,976
Net cash provided by operating activities	2,611,761
Cash flows from investing activities	-
Cash flows from financing activities	-
Net change in cash and cash equivalents	2,611,761
Cash and cash equivalents at beginning of year	12,427,143
Cash and cash equivalents at end of year	$ 15,038,904

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

Kinecta Financial and Insurance Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC (the "Parent") which is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance referral services to members of Kinecta Federal Credit Union. The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers. The Company will engage in referral business only.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

<u>Cash and Cash Equivalents</u>: The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

<u>Accounts Receivable</u>: Accounts receivable consists primarily of commissions receivable which represents commissions due to the Company for the sale of financial and insurance products.

<u>Revenue Recognition</u>: The Company receives commission income in accordance with the terms of an agreement with its clearing agent, based on the activity of its customers. Commission income and related expenses for financial services are recognized on a trade date basis. Commission income and expenses relating to the sale of insurance products for various insurance carriers are recognized at the time of the sale.

In May 2014, the FASB amended existing guidance related to revenue from contracts with customers. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017. The Company has identified the revenue line items within the scope of the guidance and implemented the new standard in the first quarter of 2018. The adoption of the guidance did not have a material impact on the financial statements.

(Continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is wholly owned by Kinecta Federal Credit Union, a nontaxable entity. The company is disregarded as a separate entity from its owner, Kinecta Federal Credit Union, for income tax purposes. The Company is generally not subject to U.S. federal income tax as well as income tax of the state of California. The Company is subject to tax return filing requirements, the California LLC fee and the California annual LLC tax. For the year end December 31, 2017 there was no income tax expense allocated to the operations of the Company. The Company is subject to tax examination for U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2013.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. Not meeting the "more likely than not" test results in no tax benefit being recorded.

The Company recognizes interest and/or penalties related to income tax matters in operations expense. As of and for the year ended December 31, 2017 no interest and/or penalties related to income taxes have been levied.

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company has $2,773,797 on deposit with Catalyst Corporate Federal Credit Union at December 31, 2017. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $11,761,305 on deposit with Kinecta Federal Credit Union, a related party, at December 31, 2017. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $505,698 in an Insured Cash Account (ICA) with LPL Financial at December 31, 2017. The balance is insured by the Federal Deposit Insurance Company.

NOTE 3 – EMPLOYEE BENEFIT PLANS

The Company participates in Kinecta Federal Credit Union's 401(k) Plan (the Plan) that allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, a discretionary match of the employees' contribution may be made by the Company up to a specific amount. The Company contributed $132,927 for the year ended December 31, 2017.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is a wholly owned subsidiary of Kinecta Federal Credit Union and operating results may differ from those that may exist if the Company operated as a stand-alone entity.

The Company is charged by Kinecta Federal Credit Union and Apollo Agencies, Inc., a wholly owned subsidiary of Kinecta Financial Management Company, LLC, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations expense, totaled $436,116 and $495,480 respectively for the year ended December 31, 2017.

At December 31, 2017, the Company owed $135,232 to Kinecta Federal Credit Union and $42,082 to Apollo Agencies, Inc. Such amounts are non-interest bearing and payable upon demand.

The Company has $11,761,305 on deposit (included in cash and cash equivalents) with Kinecta Federal Credit Union at December 31, 2017, which earned $18,412 in interest for the year ended December 31, 2017.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Off-Balance-Sheet Risk and Concentration of Credit Risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds and receipt and delivery of securities related to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Litigation: From time to time, in the ordinary course of business, the Company could be named in legal actions that could result in losses being incurred. There are currently no known legal actions pending against the Company.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2017, the Company had net capital of $3,465,641, which was $3,419,428 in excess of its required net capital of $46,213. The Company's ratio of aggregate indebtedness to net capital was 1 to 5.

NOTE 6 – NET CAPITAL REQUIREMENTS (Continued)

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

Total membership capital from statement of financial condition	$ 14,825,987
Non-allowable assets	
Prepaid expenses and other assets	71,522
Accounts receivable	107,161
Intercompany deposits	11,181,663
Total non-allowable assets	11,360,346
Net capital before haircuts	3,465,641
Money market account haircuts	-
Net capital	$ 3,465,641
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 693,195
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 46,213
Net capital in excess of minimum requirement	$ 3,419,428
Ratio of aggregate indebtedness to net capital	1 to 5

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2017 filed on January 25, 2018.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE II – STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

Kinecta Financial and Insurance Services, LLC (The "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under The Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Kinecta Financial and Insurance Services, LLC's Exemption Report, in which (1) Kinecta Financial and Insurance Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Kinecta Financial and Insurance Services, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Kinecta Financial and Insurance Services, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kinecta Financial and Insurance Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP
Crowe Horwath LLP

Sherman Oaks, California
February 28, 2018

Kinecta Financial and Insurance Services, LLC's Exemption Report

Kinecta Financial and Insurance Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 as of the year ended December 31, 2017, under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Kinecta Financial and Insurance Services, LLC

I, Greg Elia, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Director, Compliance & Operations, FINOP

February 28, 2018